EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

January 17, 2017

AVINO ANNOUNCES FOURTH QUARTER AND FULL YEAR 2016 PRODUCTION RESULTS FROM ITS AVINO PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its fourth quarter 2016 and full year 2016 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for 2016 (Compared to 2015)

•	Silver equivalent production decreased 11% to 2,679,334 oz*

•	Silver production decreased 1% to 1,612,060 oz

•	Gold production increased 1% to 7,119 oz

•	Copper production decreased 11% to 4,206,585 lbs

Consolidated Production Highlights for Fourth Quarter, 2016 (Compared to Fourth Quarter, 2015)

•	Silver equivalent production decreased 7% to 707,775 oz*

•	Silver production increased 2% to 419,355 oz

•	Gold production increased 63% to 2,581 oz

•	Copper production decreased 41% to 755,645 lbs

* In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

“I would like to thank our teams in Mexico and Canada for delivering another solid year of consistent production. Despite the challenges faced during the second quarter, our production was in line with our internal projections, and we expect similar results for 2017. The year was highlighted by the declaration of commercial production at the Avino Mine, as well as the publication of new resource estimates for our operations in Mexico and Canada. We are planning on issuing a news release in the coming days outlining our Mexico expansion plans as well as an agenda for reopening the Bralorne Mine.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

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Consolidated 2016 Production Highlights

Comparative production numbers from 2016 and 2015 are presented below:

	2016	2015	% Change
Total Silver Produced (oz) calculated	1,612,060	1,625,285	-1%
Total Gold Produced (oz) calculated	7,119	7,083	1%
Total Copper Produced (Lbs) calculated	4,206,585	4,743,691	-11%
Total Silver Eq. Produced (oz) calculated*	2,679,334	3,020,348	-11%

* In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

Consolidated Fourth Quarter 2016 Production Highlights

Comparative production numbers from the fourth quarters of 2016 and 2015 are presented below:

	Q4 2016	Q4 2015	% Change
Total Silver Produced (oz) calculated	419,355	409,216	2%
Total Gold Produced (oz) calculated	2,581	1,588	63%
Total Copper Produced (Lbs) calculated	755,645	1,271,565	-41%
Total Silver Eq. Produced (oz) calculated*	707,775	761,767	-7%

* In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

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Avino Mine Production Highlights

Comparative figures for the years ended December 31, 2016, and December 31, 2015, as well as the fourth quarter 2016 and the fourth quarter of 2015 for the Avino Mine are as follows:

	Q4 2016	Q4 2015	% Change	2016	2015	% Change	Notes
Tonnes Mined	103,266	102,580	1%	450,281	372,376	21%	6
Underground Development (m)	756	1,440	-48%	4,005	5,056	-21%	1,6
Mill Availability (%)	95.6	94.5	1%	94.0	96.1	-2%
Total Mill Feed (dry tonnes)	101,157	110,201	-8%	429,289	396,113	8%	2,7
Feed Grade Silver (g/t)	65	68	-5%	67	65	3%	3,8,9
Feed Grade Gold (g/t)	0.69	0.29	137%	0.42	0.29	44%	3,4,8,9
Feed Grade Copper (%)	0.37	0.61	-39%	0.50	0.62	-20%	3,4,8,9
Recovery Silver (%)	85%	86%	-1%	85%	87%	-2%
Recovery Gold (%)	69%	66%	4%	64%	75%	-15%
Recovery Copper (%)	91%	86%	6%	90%	87%	3%
Copper Concentrate (dry tonnes)	2,094	2,556	-18%	9,390	9,058	4%	4,9
Copper Concentrate Grade Silver (kg/t)	2.67	2.52	6%	2.62	2.47	6%	9
Copper Concentrate Grade Gold (g/t)	22.87	8.32	175%	12.23	9.47	29%	4,9
Copper Concentrate Grade Copper (%)	16.37	22.56	-27%	20.32	23.76	-14%	9
Total Silver Produced (kg)	5,584	6,430	-13%	24,552	22,329	10%	5,9
Total Gold Produced (g)	47,891	21,263	125%	114,812	85,737	34%	5,9
Total Copper Produced (Kg)	342,755	576,773	-41%	1,908,077	2,152,202	-11%	5
Total Silver Produced (oz) calculated	179,536	206,743	-13%	789,372	717,901	10%	5,9
Total Gold Produced (oz) calculated	1,540	684	125%	3,691	2,757	34%	5,9
Total Copper Produced (Lbs) calculated	755,645	1,271,565	-41%	4,206,585	4,743,691	-11%	5,9
Total Silver Equivalent Produced (oz) calculated	394,149	494,295	-20%	1,606,272	1,801,997	-11%	9

* In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

Avino Mine Fourth Quarter Production Highlights

1.	Underground development decreased by 48% due to the transition to production mining on levels 14 and 14.5 as well as the installation of upgraded electrical and dewatering systems for the ramp to level 17 from 15.5

2.	Tonnage processed decreased by 8% due to the fact that, during November and December 2016 Mill Circuit 2 was used to process San Gonzalo material rather than Avino material

3.	The gold feed grade increased by 137% whereas the copper and silver feed grades decreased by 39% and 5%, respectively; the changes in grade are due to mining activities advancing to the new higher-grade gold zone on the other side of the fault

4.	The lower copper feed grade resulted in 18% fewer tonnes of concentrate produced and a 27% drop in the concentrate grade for copper; however, the higher gold grade in the mill feed resulted in a 175% increase of the gold grade in the concentrate

5.	Silver and copper production decreased by 13% and 41%, respectively, while gold increased by 125%, which resulted in a 20% decrease in silver equivalent production compared to the comparable quarter last year

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Avino Mine 2016 Year-End Production Highlights

6.	The year over year change in mined tonnes and development is attributed to the transition from development to production mining, as well as the need to upgrade the electrical and dewatering systems in the lower levels of the mine

7.	Tonnage processed increased by 8% due to the increased use of Mill Circuit 2 to process Avino Mine material throughout the year (except for November and December); however, the potential overall increase was offset by required maintenance on the Mill Circuit 3 ball mill during the second quarter

8.	Gold and silver feed grades increased by 44% and 3%, respectively, while the copper grade decreased by 20%; the changes in grades are due to mining activities advancing to the new higher-grade gold zone on the other side of the fault

9.	There was a 4% increase in concentrate production and a 14% decrease in the grade of copper in the concentrate, while gold and silver grades in the concentrate increased by 29% and 6%, respectively; the foregoing were mainly due to the changes in the feed grades being processed

10.	Silver and gold production for the year increased by 10% and 34%, respectively, while copper production decreased by 11%, resulting in a decline of 11% in silver equivalent ounces of production as a result of the factors discussed above

San Gonzalo Mine Production Highlights

Comparative figures for the years ended December 31, 2016, and December 31, 2015, as well as the fourth quarter 2016 and the fourth quarter of 2015 for the San Gonzalo Mine are as follows:

	Q4 2016	Q4 2015	% Change	2016	2015	% Change	Notes
Tonnes Mined	29,678	18,272	62%	108,943	93,291	17%	1
Underground Advancement (m)	1,062	1,128	-6%	4,433	4,578	-3%	2
Mill Availability (%)	94.1	94.7	-1%	94.4	92.7	2%
Total Mill Feed (dry tonnes)	33,511	26,616	26%	115,047	121,774	-6%	1,3,6,8
Feed Grade Silver (g/t)	262	285	-8%	267	279	-4%	4,7,8
Feed Grade Gold (g/t)	1.16	1.45	-20%	1.25	1.48	-16%	4,7,8
Recovery Silver (%)	85%	83%	2%	83%	83%	0%	4
Recovery Gold (%)	83%	73%	14%	74%	75%	-1%	4
Bulk Concentrate (dry tonnes)	1,130	1,023	10%	4,115	4,517	-9%	3,8
Bulk Concentrate Grade Silver (kg/t)	6.60	6.15	7%	6.22	6.24	0%
Bulk Concentrate Grade Gold (g/t)	28.6	27.5	4%	25.9	28.3	-9%
Total Silver Produced (kg)	7,459	6,298	18%	25,588	28,223	-9%	5,9
Total Gold Produced (g)	32,379	28,128	15%	106,599	134,569	-21%	5,9
Total Silver Produced (oz) calculated	239,819	202,473	18%	822,689	907,384	-9%	5,9
Total Gold Produced (oz) calculated	1,041	904	15%	3,427	4,326	-21%	5,9
Total Silver Equivalent Produced (oz) calculated	313,626	267,472	17%	1,073,062	1,218,351	-12%	3,9

* In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

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San Gonzalo Mine Fourth Quarter Production Highlights

1.	Tonnage hauled increased by 62% in order to accommodate Mill Circuit 2, which during November and December transitioned to processing material from San Gonzalo; this in turn led to a 26% increase in tonnage processed

2.	Underground advancement decreased by 6% as there were fewer blocks available for development work

3.	The higher processed tonnage resulted in a 17% increase in silver equivalent production and a 10% increase in concentrate tonnage

4.	Silver and gold feed grades decreased by 8% and 20%, respectively, and the respective recoveries decreased by 2% and 14%

5.	Silver and gold production increased by 18% and 15%, respectively, as a result of the factors outlined above

San Gonzalo Mine 2016 Year-End Production Highlights

6.	Tonnage processed for the year decreased by 6% as Mill Circuit 2 was primarily devoted to processing Avino Mine Material, whereas in 2015, it was more available to process San Gonzalo mill feed

7.	Silver and gold feed grades decreased by 4% and 16%, respectively, as a result of mining taking place in different areas in 2016 than in 2015

8.	The lower feed grades and tonnage processed resulted in 9% fewer tonnes of concentrate produced

9.	Silver production decreased by 9% and 21%, respectively, resulting in an overall decrease of 12% in silver equivalent produced in 2016

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Recent check samples have been sent to SGS Labs, Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and Inspectorate in the United Kingdom.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant, and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the production data in this news release.

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About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals exploration properties in Mexico and Canada employing approximately 500 people.  Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently ramping up for future production at its Bralorne Gold Mine in British Columbia, Canada.  Avino’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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